May 16, 2025

Weicheng Hsiao
Chief Executive Officer
HW Electro Co., Ltd.
301, Aomi 2-chome 7-4 the
SOHO, Koto-ku, Tokyo
135-0064 Japan

       Re: HW Electro Co., Ltd.
           Registration Statement on Form F-1
           Filed May 9, 2025
           File No. 333-287112
Dear Weicheng Hsiao:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed May 9, 2025
Capitalization, page 39

1. It does not appear the non-current portion of your loans payable to third party is included in your capitalization table. Please revise or advise. Dilution, page 41

2. Please explain to us how the short-term loan obtained after September 2024 increased your pro forma net tangible book value. In this regard, we note that net tangible book value is calculated as total tangible assets less total liabilities. In addition, please tell us how you considered excluding deferred offering costs from the historical, pro forma and pro forma as adjusted net tangible book value amounts.
 May 16, 2025
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 47

3. Please revise to provide a more comprehensive discussion and analysis of the factors that impacted your results between comparative periods for all periods presented, including a discussion of any known trends or uncertainties that are reasonably expected to impact near and long-term results. Refer to Item 303(b)(2) of Regulation
       S-K and Commission Release No. 33-8350.
Cash Flows
Cash Flow from Operating Activities, page 55

4. Your net cash used in operating activities appears to have decreased by $11.5 million during fiscal year 2024 as opposed to $1.1 million as you disclosed on page 55. Please advise or revise.

General

5. Please revise Exhibit 5.1 to cover the shares that may be sold pursuant to the over-
       allotment option.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact SiSi Cheng at 202-551-5004 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing